SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TELETOUCH COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

87951V 10 7

(CUSIP Number)

David W. Knickel

c/o Stratford Capital Partners, L.P.

200 Crescent Court, Suite 1600

Dallas, Texas 75201

(214) 740-7300

Raymond C. Hemmig

c/o Retail & Restaurant Growth Capital, L.P.

2701 E. Plano Pkwy, Suite 200

Plano, TX 75074

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

copy to: Christopher R. Rowley Vinson & Elkins LLP 2001 Ross Avenue Suite 3700 Dallas, Texas 75201-2975 (214) 220-7700 July 16, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 204.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

13D

CUSIP No. 87951V 10 7

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Partners, L.P./ 75-0476592
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

13D

CUSIP No. 87951V 10 7

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital GP Associates, L.P./ 75-2606990
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

13D

CUSIP No. 87951V 10 7

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stratford Capital Corporation / 75-2612425
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person CO

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

13D

CUSIP No. 87951V 10 7

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John R. Muse
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 17,610,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 17,610,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17,610,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 36.1%
14	Type of Reporting Person IN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Stratford Capital Partners, L.P. acquired an aggregate 2,610,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Stratford Capital Partners, L.P. acquired an aggregate 15,000,000 shares of common stock of the issuer. These shares are held of record by Stratford Capital Partners, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

13D

CUSIP No. 87951V 10 7

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Capital, L.P. / 75-2623610
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,740,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,740,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,740,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 10,000,000 shares of common stock of the issuer. These shares are held of record by Retail & Restaurant Growth Capital, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

13D

CUSIP No. 87951V 10 7

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Partners, L.P. / 75-2623607
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,740,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,740,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,740,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person PN

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 10,000,000 shares of common stock of the issuer. These shares are held of record by Retail & Restaurant Growth Capital, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

13D

CUSIP No. 87951V 10 7

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Retail & Restaurant Growth Management, Inc. / 75-2623606
2	Check the Appropriate Box if A Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware, United States
Number of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 11,740,000 Shares of Common Stock (1)
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 11,740,000 Shares of Common Stock (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,740,000 Shares of Common Stock
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 24.1%
14	Type of Reporting Person CO

(1)	In connection with (i) the reorganization of Progressive Concepts Communications, Inc. in August 2006 as described in Item 3 below, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 1,740,000 shares of common stock of the issuer and (ii) the completion of the exchange transaction on August 18, 2011 as described in Item 4 below involving an exchange of cash and preferred units in T.L.L. Partners, L.L.C. for common stock of the issuer, Retail & Restaurant Growth Capital, L.P. acquired an aggregate 10,000,000 shares of common stock of the issuer. These shares are held of record by Retail & Restaurant Growth Capital, L.P. The relationship of the parties filing this Schedule 13D is described in Item 2.

AMENDMENT NO. 5 TO SCHEDULE 13D

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D originally filed on August 21, 2006, as amended by Amendment No. 1 on August 28, 2006, Amendment No. 2 on September 24, 2010, Amendment No. 3 on August 15, 2011 and Amendment No. 4 on August 18, 2011 (collectively, the “Schedule 13D”), with respect to the common stock, par value $0.001 per share, of Teletouch Communications, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 2. Identity and Background

Item 2 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

(a) through (f)

This Amendment is filed jointly by Stratford Capital Partners, L.P., a Texas limited partnership (“Stratford”); Stratford Capital GP Associates, L.P, a Texas limited partnership and Stratford’s general partner (“Capital GP”); Stratford Capital Corporation, a Texas corporation and the general partner of Capital GP (“Stratford Corp.”); John R. Muse, an individual and a United States citizen (“Muse”); Retail & Restaurant Growth Capital, L.P., a Delaware limited partnership (“RRGC”); Retail & Restaurant Growth Partners, L.P., a Delaware limited partnership and the general partner of RRGC (“RRGC GP”); and Retail & Restaurant Growth Management, Inc., a Delaware corporation and the general partner of RRGC GP (“RRGC Corp.,” and together with Stratford, Capital GP, Stratford Corp., Muse, RRGC and RRGC GP, the “Filing Parties”).

Stratford was formed in 1995 as a federal licensee under the Small Business Investment Act of 1958 to acquire, hold, vote, sell or otherwise dispose of direct or indirect debt and equity interests in qualified small businesses. On October 26, 2006, Stratford terminated its Small Business Investment Company license and ceased to be classified or operate as a Small Business Investment Company.

RRGC was formed in 1995 to invest in retail and restaurant companies and in 1996 became a federal licensee under the Small Business Investment Act of 1958.

On April 30, 2001, Stratford loaned $4,500,000 and RRGC loaned $3,000,000 to Progressive Concepts, Inc., a Texas corporation (“PCI”), pursuant to a Note Purchase Agreement and certain related security agreements between PCI, as borrower, Progressive Concepts Communications, Inc., a Delaware corporation and the parent corporation of PCI (the “PCCI”), RRGC and Stratford. Stratford and RRGC also received certain warrants to purchase shares of PCCI in connection with the loan. The agreements entered into in connection with this transaction, including the warrant agreement, are referred to collectively herein as the “Loan Documents.”

On August 11, 2006, in connection with a reorganization among entities under common control with PCCI effected by PCCI, Stratford and RRGC entered into a Debt Exchange and Loan Document Termination Agreement (the “Exchange Agreement”), between Stratford, RRGC, PCI, PCCI, Robert M. McMurrey and TLL Partners, L.L.C., a Delaware limited liability company (“TLL Partners”), pursuant to which TLL Partners conveyed to Stratford 2,610,000 and to RRGC 1,740,000 shares of Common Stock of the Issuer and certain Series A Preferred Units (the “Preferred Units”) representing preferred membership interests in TLL Partners in exchange for the termination of all obligations of PCI under the Loan Documents. TLL Partners has the right to redeem the Preferred Units at any time for cash equal to the liquidation preference of the Preferred Units plus accrued dividends, subject to satisfaction of certain senior secured debt of TLL Partners. If the Preferred Units are not redeemed by TLL Partners by August 11, 2008, subject to satisfaction of certain senior secured debt of TLL Partners, Stratford and RRGC may require TLL Partners to redeem the Preferred Units for shares of Common Stock, if any, held by TLL Partners at the time of exercise of such redemption such that Stratford and RRGC would receive a number of shares of Common Stock equal to the liquidation preference of their Preferred Units divided by the market price of Common Stock at such time. As of August 11, 2006, the liquidation preference of the Preferred Units issued to Stratford was equal to $5,851,234 and the liquidation preference of the Preferred Units issued to RRGC was equal to $3,900,823, with the Preferred Units accruing cumulative dividends at a rate of 12.5% per annum.

The principal business of each of the other Filing Parties is as follows:

•	Capital GP is the general partner of Stratford and in such capacity, controls the activities of Stratford;

•	Stratford Corp. is the general partner of Capital GP and in such capacity, controls the activities of Capital GP;

•	Muse is the sole director of Stratford Corp. and in such capacity, controls the activities of Stratford Corp.;

•	RRGC GP is the general partner of RRGC and in such capacity, controls the activities of RRGC;

•	RRGC Corp. is the general partner of RRGC GP and in such capacity, controls the activities of RRGC GP.

The business address of Stratford, Capital GP and Stratford Corp. is 200 Crescent Court, Suite 1600, Dallas, Texas 75201, and the business address of RRGC, RRGC GP and RRGC Corp. is 2701 E. Plano Pkwy, Suite 200, Plano, TX 75074.

Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Neither the Filing Parties nor, to the knowledge of the Filing Parties, any of the Listed Persons (as defined below), during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

In accordance with the provisions of General Instruction C to Schedule 13D, certain information concerning the executive officers and directors of Stratford Corp. and RRGC Corp. (collectively, the “Listed Persons”) required by Item 2 of Schedule 13D is provided on Schedule I and is incorporated by reference herein.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented to add the following:

On July 16, 2012, Stratford and RRGC delivered a letter to the Board of Directors of the Issuer (the “Board”) nominating Scott M. Kleberg and Charles Daniel Yost (each a “Nominee” and together, the “Nominees”) for election to the Board at the Issuer’s upcoming annual meeting.

Over the last six months, Stratford and RRGC have encouraged the Issuer to consider adding new directors, including Messrs. Kleberg and Yost, in order to bring additional experience and insight to the Board, and have met with and cooperated with the Issuer’s inquiries with respect to possible director candidates. Stratford and RRGC believe that the Issuer is at a critical point and that new directors would add perspective that is valuable to the challenges currently facing the Issuer.

Stratford and RRGC intend to continue to engage in discussions with the Board regarding the appointment or nomination of the Nominees to the Board and the composition of the Issuer’s Board, generally.

In the absence of any indication that the Issuer will add new directors on its own initiative, Stratford and RRGC reserve all rights to take whatever actions they deem necessary to seek the election of the Nominees to the Board, including, but not limited to, soliciting proxies to vote shares in the election of directors at the Issuer’s upcoming annual meeting.

Other than as set forth in this Item 4, Stratford and RRGC do not have any current plans proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Mr. Kleberg is a member of the board of directors of RRGC Corp. and is a limited partner of RRGC.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented to add the following:

On July 13, 2012 Stratford and RRGC entered into a Nomination Agreement (the “Nomination Agreement”) with each Nominee pursuant to which, among other things, such Nominee has agreed to be a nominee and serve as a director of the Issuer, if elected, and provide certain information to Stratford and RRGC as may be required, and Stratford and RRGC have agreed to reimburse such Nominee for certain expenses. A form of the Nomination Agreement is attached hereto as Exhibit K and is incorporated herein by reference.

Item 7. Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented to add the following:

Exhibit J	Joint Filing Agreement

Exhibit K	Form of Nomination Agreement

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 19, 2012

STRATFORD CAPITAL PARTNERS, L.P.

By:	Stratford Capital GP Associates, L.P., its general partner

	By:	Stratford Capital Corporation, its general partner

		By:	/s/ David W. Knickel
David W. Knickel, Vice President

STRATFORD CAPITAL GP ASSOCIATES, L.P.

By:	Stratford Capital Corporation, its general partner

	By:	/s/ David W. Knickel
David W. Knickel, Vice President

STRATFORD CAPITAL CORPORATION

By:	/s/ David W. Knickel
David W. Knickel, Vice President

/s/ John R. Muse
John R. Muse

RETAIL & RESTAURANT GROWTH CAPITAL, L.P.

By:	Retail & Restaurant Growth
Partners, L.P., its general partner

	By:	Retail & Restaurant Growth Management, Inc., its general partner

		By:	/s/ Raymond C. Hemmig
Raymond C. Hemmig, Chairman and CEO

S-1

RETAIL & RESTAURANT GROWTH PARTNERS, L.P.

By:	Retail & Restaurant Growth Management, Inc., its general partner

	By:	/s/ Raymond C. Hemmig
Raymond C. Hemmig, Chairman and CEO

RETAIL & RESTAURANT GROWTH MANAGEMENT, INC.

By:	/s/ Raymond C. Hemmig
Raymond C. Hemmig, Chairman and CEO

S-2

SCHEDULE I

General Partners, Executive Officers, Managers and Board of Directors

Stratford Capital Corporation

Name	Position and Present Principal Occupation/Business	Common Units Beneficially Owned
John R. Muse	Director and President; Private Equity	*

David W. Knickel	Vice President, Chief Financial Officer, and Secretary; Private Equity	-0-

William G. Neisel	Treasurer, Chief Compliance Officer, and Assistant Secretary; Private Equity	-0-

Linda R. Thompson	Fund Controller; Private Equity	-0-

Each of the above listed officers is a United States citizen.

The principal business address for each of the persons listed above is c/o HM Capital Partners, LLC, 200 Crescent Court, Suite 1600, Dallas, Texas 75201.

Retail & Restaurant Growth Management, Inc.

Name	Position and Present Principal Occupation/Business	Common Units Beneficially Owned
Raymond C. Hemmig	Chairman and CEO; Private Equity	-0-

Joseph L. Harberg	Director and President; Private Equity	-0-

Mark Masinter	Director and Sr. Vice President; Private Equity	-0-

Marshall B. Payne	Director; Private Equity	-0-

Scott M. Kleberg	Director; Private Equity	-0-

George S. Rich	Director; Private Equity	-0-

J. Eric Lawrence	Sr. Vice President; Private Equity	-0-

Each of the above listed officers is a United States citizen.

The principal business address for each of the persons listed above is c/o 2701 E. Plano Pkwy, Suite 200, Plano, TX 75074.

*	See the cover page for Mr. Muse, line 11 of which is incorporated herein.

Schedule I